

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2015

<u>Via E-mail</u>
Garrett Hale
Chief Executive Officer
Sunergy, Inc.
14362 N. Frank Lloyd Wright Blvd.
Suite 1000
Scottsdale, AZ 85260

> **Re:** **Sunergy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed April 15, 2014**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed April 22, 2014**
> **Response Filed February 26, 2015**
> **File No. 000-52767**

Dear Mr. Hale:

We issued comments to you on the above captioned filing on March 11, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by April 14, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact John Coleman at (202)551-3610 if you have questions regarding the comments.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director